                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1)/1/


                    SOUTHWEST BANCORPORATION OF TEXAS, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                   84476R109
                                 (CUSIP Number)


                               DECEMBER 31, 1999
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]    Rule 13d-1(b)

          [X]    Rule 13d-1(c)

          [_]    Rule 13d-1(d)


---------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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 -------------------                             -----------------
 CUSIP NO. 84476R109             13G             Page 2 of 5 Pages
 -------------------                             -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Robert C. McNair
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,894,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          480,146
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,894,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          480,146
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,374,646
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [_]
      Not applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.29%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                               *See Instructions

                               Page 2 of 5 Pages
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ITEM 1(a).    NAME OF ISSUER:

              Southwest Bancorporation of Texas, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              4400 Post Oak Parkway
              Houston, Texas 77027

ITEM 2(a).    NAME OF PERSON FILING:

              Robert C. McNair

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              711 Louisiana, 33rd Floor
              Houston, Texas 77002

ITEM 2(c).    CITIZENSHIP:

              United States

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $1.00 per share (the "Common Stock")

ITEM 2(e).    CUSIP NUMBER:

              84476R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.       OWNERSHIP:

              (a) AMOUNT BENEFICIALLY OWNED:

                  The reporting person is or may be deemed to be the beneficial owner of 2,374,646 shares of Common Stock that are held directly as follows:

                  (i)   1,792,800 shares by Robert C. McNair, individually;
                  (ii) 101,700 shares by RCM Financial Services, L.P. of which the reporting person owns indirectly or directly all of the general and limited partner interests;
                  (iii) 337,300 shares by the Robert and Janice McNair
                        Educational Foundation, of which the reporting person is a member of the Board of Trustees and Chairman; and

                               Page 3 of 5 Pages
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                  (iv)  142,846 shares of Common Stock held by the Robert and
                        Janice McNair Foundation, of which the reporting person is one of two trustees.

                  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the reporting person disclaims beneficial ownership of the shares held by the Robert and Janice McNair Educational Foundation.

              (b) PERCENT OF CLASS:

                  8.29%/(1)/

              (c) Sole power to vote or to direct the vote:     1,894,500/(2)/
                  Shared power to vote or to direct the vote: 480,146/(3)/ Sole power to dispose or to direct the
                   disposition of:                              1,894,500/(2)/
                  Shared power to dispose or to direct the
                   disposition of:                                480,146/(3)/

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

                               Page 4 of 5 Pages
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ITEM 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


DATED: March 7, 2001


                                              /s/ Robert C. McNair
                                              ---------------------------
                                                  Robert C. McNair


------------------------
(1) Based on 28,652,862 shares of Common Stock outstanding on November 13, 2000, as reported by Southwest Bancorporation of Texas, Inc. on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

(2) Represents 1,792,800 shares of Common Stock held directly by the Reporting Person and 101,700 shares of Common Stock beneficially owned by the Reporting Person and held directly by RCM Financial Services, L.P., of which the Reporting Person owns directly or indirectly all of the general and limited partnership interests.

(3) Represents 337,300 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person and owned directly by the Robert and Janice McNair Educational Foundation and 142,846 shares of Common Stock beneficially owned by the Reporting Person and owned directly by the Robert and Janice McNair Foundation.

                               Page 5 of 5 Pages